[MINTZ LEVIN LOGO]                                               Chrysler Center
                                                                666 Third Avenue
                                                              New York, NY 10017
                                                                    212-935-3000
                                                                212-983-3115 fax
KENNETH R. KOCH 212-692-6768 |  kkoch@mintz.com                    www.mintz.com


                                                              December 22, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 7010
Washington, DC 20549

Attention:   Jennifer R. Hardy
             Legal Branch Chief

       RE:   INKSURE TECHNOLOGIES INC.
             REGISTRATION STATEMENT ON FORM SB-2
             FILED ON OCTOBER 12, 2005
             FILE NO. 333-128946

Ladies and Gentlemen:

     On behalf of Inksure Technologies Inc. (the "COMPANY"), we are hereby filing with the Securities and Exchange Commission (the "COMMISSION") amendment no. 2 to the Company's Registration Statement on Form SB-2 (the "AMENDMENT"), as initially filed with the Commission on October 12, 2005, as amended on November 30, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to Errol Sanderson of the Commission.

     Set forth below are the Company's responses to the Commission's comments given by letter (the "COMMENT LETTER") dated December 13, 2005, from Jennifer R. Hardy, Legal Branch Chief, Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter which, for convenience, we have incorporated into this response letter.

GENERAL

1. We note your response to prior comment 2 that the purchase of the additional notes is a separate transaction. Please make it clear in your disclosure that the purchasers are not obligated to purchase additional notes.

     WE HAVE INSERTED ADDITIONAL LANGUAGE IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE PAGES 32 AND 47.

2. In this respect, we reference the following statement in Section 7(b) of the Securities Purchase Agreement: "the obligation of each buyer hereunder to purchase the Additional Notes ..." Please advise as to the use of the term "obligation" which implies the company may have entered into an equity line financing.

     SECTION 7(B) OF THE SECURITIES PURCHASE AGREEMENT (THE "AGREEMENT") REFERS TO THE OBLIGATION OF INVESTORS TO CLOSE ONLY AFTER SUCH INVESTOR HAS DELIVERED A NOTICE PURSUANT TO SECTION 1(C) OF THE AGREEMENT INDICATING ITS DESIRE TO ACQUIRE THE ADDITIONAL NOTES. EVEN AFTER GIVING SUCH NOTICE, SUCH INVESTOR'S OBLIGATION TO CLOSE IS SUBJECT TO THE CONDITIONS CONTAINED IN SECTIONS 6(B) AND 7(B) OF THE AGREEMENT. ACCORDINGLY, UNLIKE AN EQUITY LINE FINANCING, THE DECISION TO ACQUIRE ADDITIONAL SECURITIES IS ENTIRELY IN THE HANDS OF SUCH INVESTOR, AND THE COMPANY HAS NO CONTROL OVER WHETHER THE INVESTOR MAKES ANY SUCH ADDITIONAL PURCHASES.

3.   Please supplementally provide us a copy of the Schedule of Buyers.

     WE HEREBY PROVIDE, ON A SUPPLEMENTAL BASIS, A SCHEDULE OF BUYERS, WHICH IS ATTACHED HERETO AS "ANNEX A," IN ACCORDANCE WITH THE STAFF'S REQUEST.

4.   Please disclose when purchasers may begin purchasing the additional shares.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE PAGES 32 AND 47.

5. Please provide us with your legal analysis for whether the offer and sale of the additional notes should be integrated with the offer and sale of the initial notes.

     WE ARE HOPEFUL THAT THE RESPONSE TO COMMENT 2 CLARIFYING THAT THE RIGHT TO PURCHASE ADDITIONAL SECURITIES DOES NOT CONSTITUTE AN EQUITY LINE WILL RESOLVE THE INTEGRATION QUESTION POSED BY THIS COMMENT. THE INITIAL PLACEMENT OF NOTES, WHICH WAS COMPLETED PRIOR TO THE FILING OF THE REGISTRATION STATEMENT, WOULD NOT BE INTEGRATED WITH THE REGISTRATION CONTEMPLATED BY SUCH REGISTRATION STATEMENT UNDER RULE 152 AND THE VERTICOM NO-ACTION LETTER.

     IN ACCORDANCE WITH SEC GUIDANCE, ANY ACQUISITION BY THE INVESTORS OF ADDITIONAL NOTES WILL BE REQUIRED TO MEET THE QUALIFICATIONS FOR A VALID PRIVATE PLACEMENT AT THE TIME OF SUCH PURCHASE AND WILL BE A SEPARATE INVESTMENT DECISION AS TO A SOMEWHAT DIFFERENT SECURITY AT A DIFFERENT PRICE ($3.60 PER SHARE INSTEAD OF $3.00). AS IT WILL BE A SEPARATE TRANSACTION, A SEPARATE REGISTRATION STATEMENT WILL BE FILED TO COVER THE RESALE OF THE UNDERLYING COMMON STOCK IF ADDITIONAL NOTES ARE ACQUIRED.

6. Please provide an example of how the anti-dilution provision of the notes applies. We note such an example in your response to prior comment 7.

     THE FULL RATCHET ANTI-DILUTION PROVISION CONTAINED IN THE CONVERTIBLE NOTES THAT MAY IMPACT THE CONVERSION PRICE OF SUCH CONVERTIBLE NOTES OPERATES AS
     FOLLOWS: ASSUMING THE BUYERS HAVE PURCHASED CONVERTIBLE NOTES IN THE TOTAL AMOUNT OF $6,000,000 AT A CONVERSION PRICE OF $3.00 PER SHARE AND, SUBSEQUENT TO SUCH PURCHASE, THE STOCK PRICE WERE TO FALL TO $2.30 PER SHARE AND THE COMPANY WERE TO ISSUE SECURITIES AT SUCH REDUCED PRICE, THE CONVERSION PRICE OF THE CONVERTIBLE NOTES WOULD BE AUTOMATICALLY ADJUSTED DOWN TO $2.30 PER SHARE, AND THE NUMBER OF SHARES INTO WHICH THE CONVERTIBLE NOTES ARE CONVERTIBLE WOULD INCREASE FROM 2,000,000 SHARES TO 2,608,695 SHARES.

COVER

7. Please revise the cover to indicate the number of shares that selling securityholders may sell (i) upon conversion of the notes, (ii) upon exercise of warrants and (iii) those that are currently outstanding.

     WE HAVE REVISED THE COVER IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE THE COVER PAGE.

SELLING SECURITYHOLDERS, PAGE 41

8. We note the statement in the last sentence of the first full paragraph that none of the selling security holders had a material relationship with you within the past three years. Please reconcile this with the statement on page 32 that one of the selling securityholders is affiliated with one of your directors.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. PLEASE SEE PAGE 41.

     Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

     Kenneth R. Koch, Esq.
     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     666 Third Avenue, 25th Floor
     New York, NY 10017
     (212) 935-3000
     (212) 983-3115
                                                        Very truly yours,

                                                        /S/ Kenneth R. Koch
                                                        ---------------------
                                                        Kenneth R. Koch, Esq.

cc:  Errol Sanderson, Financial Analyst
     Securities and Exchange Commission

     Mr. Elie Housman, Chief Executive Officer
     Inksure Technologies Inc.

     Eyal Bigon, Chief Financial Officer
     Inksure Technologies Inc.

                                     ANNEX A

                                                SCHEDULE OF BUYERS

       (1)                      (2)                  (3)            (4)              (5)                      (6)
                                                                 AGGREGATE
                                                  AGGREGATE      PRINCIPAL
                                                  PRINCIPAL      AMOUNT OF
                            ADDRESS AND           AMOUNT OF     ADDITIONAL    PURCHASE PRICE OF      LEGAL REPRESENTATIVE'S
      BUYER              FACSIMILE NUMBER       INITIAL NOTES      NOTES        INITIAL NOTES     ADDRESS AND FACSIMILE NUMBER

Smithfield Fiduciary   c/o Highbridge Capital     $4,700,000      $979,166.67  $4,700,000            Schulte Roth & Zabel LLP
LLC                    Management, LLC                                                               919 Third Avenue
                       9 West 57th Street, 27th                                                      New York, New York  10022
                       Floor                                                                         Attention:  Eleazer Klein, Esq.
                       New York, New York  10019                                                     Facsimile: (212) 593-5955
                       Attention:  Ari J. Storch                                                     Telephone:  (212) 756-2376
                                   Adam J. Chill
                       Facsimile:  (212) 751-0755
                       Telephone:  (212) 287-4720
                       Residence:  Cayman Islands

The Irrevocable Trust  c/o Lineberger & Co., LLC    $300,000       $62,500.00    $300,000            Troutman Sanders LLP
of James E.            1120 Boston Post Rd.                                                          The Chrysler Building
Lineberger u/a         Darien, CT  06820                                                             405 Lexington Avenue
12/17/98               Attention: Jamie Lineberger                                                   New York, New York 10174
                       Facsimile: (203) 655-7397                                                     Attention: Edward Mandell
                       Telephone: (203) 655-7578                                                     Facsimile: (212) 704-6288
                                                                                                     Telephone: (212) 704-6000
Iroquois Master Fund   Iroquois Master Fund Ltd.    $250,000       $52,083.33    $250,000
Ltd.                   641 Lexington Avenue
                       26th Floor
                       New York, NY 10022
                       Attention: Joshua Silverman
                       Facsimile: (646) 274-1728
                       Telephone: (212) 974-3070

Omicron Master Trust   c/o Omicron Capital          $750,000      $156,250.00    $750,000
                       650 Fifth Avenue, 24th Fl.
                       New York, NY 10019
                       Attention: Brian Daly
                       Facsimile: (212) 258-2300
                       Telephone: (212) 258-2315

                       Residence: Bermuda
